                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No.    8    )*


                                  SYLVAN INC.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                  871371 10 0
                                 -------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No.   871371 10 0                                    Page 2 of 4 Pages
         ---------------------                             ------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Person

                                Dennis C. Zensen
                                   ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only


          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

                               American
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                    281,518
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                     512,610
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                   281,518
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                               512,610
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                        794,128
          ---------------------------------------------------------------------

 (10)     Check box if the Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]
          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row (9)
                        14.1%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*
                        IN
          ---------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   871371 10 0                                    Page 3 of 4 Pages
          --------------                                   -----------------

                        AMENDMENT NO. 8 TO SCHEDULE 13G


ITEM 1(a).  NAME OF ISSUER:

                  Sylvan Inc.


ITEM 2(a).  NAME OF PERSON FILING:

                  Dennis C. Zensen


ITEM 3.     Not applicable.


ITEM 4.     OWNERSHIP:

                  Items 4(a), (b) and (c) are hereby amended to read as follows:

                  (a)      Amount Beneficially Owned:

                                   794,128

                  (b)      Percent of Class:

                                   14.1%

                  (c)      Number of shares as to which such person has:

                           (i)   Sole power to vote or to direct the vote:

                                   281,518

                           (ii)  Shared power to vote or direct the vote:

                                   512,610

                           (iii) Sole power to dispose or direct the
                                 disposition of:

                                   281,518

                           (iv)  Shared power to dispose or direct the
                                 disposition of:

                                   512,610

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not applicable:

CUSIP No.   871371 10 0                                    Page 4 of 5 Pages
          --------------                                  -------------------


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Item 6 is hereby amended to read as follows:

                Of the total 794,128 shares beneficially owned by Dennis C. Zensen, 512,610 shares are owned as joint tenant with his spouse, Carol A. Zensen. No person other than Mr. and Mrs. Zensen has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

                Not applicable

ITEM 10     CERTIFICATION:

                Not applicable


                                   SIGNATURE


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 28, 2001


                                             Signature:  /s/ DENNIS C. ZENSEN
                                                         -----------------------
                                                             Dennis C. Zensen

CUSIP No.    871371 10 0                              Page 5 of 5 Pages
             -----------


EXHIBIT I

This Amendment No. 8 is filed to update information reported in the following items of Amendment No. 7:

    -  Rows 5, 7, 9 and 11 of Page 2

    -  Item 4(a), (b), (c)(i) and (c)(iii) of page 3

    -  Item 6 of Page 4